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                            January 4, 2023

       Pui Lung Ho
       Chief Executive Officer
       WANG & LEE GROUP, Inc.
       5/F Wing Tai Factory Building
       3 Tai Yip Street, Kwun Tong,
       Kowloon, Hong Kong

                                                        Re: WANG & LEE GROUP,
Inc.
                                                            Amendment No. 7 to
Registration Statement on Form F-1
                                                            Filed December 22,
2022
                                                            File No. 333-265730

       Dear Pui Lung Ho:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 7 to Form F-1 filed December 22, 2022

       Index to Consolidated Financial Statements, page F-1

   1. Please update your financial statements and related disclosures throughout your registration statement
as required by Item 8.A.4 of Form 20-F or provide the appropriate representations in an
exhibit in accordance with Instruction 2 to Item 8.A.4.
 Pui Lung Ho
WANG & LEE GROUP, Inc.
January 4, 2023
Page 2

        You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395
if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or Jeffrey Gabor at 202-551-2544
with any other questions.



                                                        Sincerely,
FirstName LastNamePui Lung Ho
                                                        Division of Corporation
Finance
Comapany NameWANG & LEE GROUP, Inc.
                                                        Office of Real Estate &
Construction
January 4, 2023 Page 2
cc:       Benjamin Tan, Esq.
FirstName LastName